

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2012

Via E-mail
Michael L. Krall
President and Chief Executive Officer
Pure Bioscience, Inc.
1725 Gillespie Way
San Diego, CA 92020

> **Re:** **Pure Bioscience, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 29, 2012**
> **File No. 333-182475**

Dear Mr. Krall:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us how you meet the eligibility requirements to register your offering on Form S-3. If you are relying upon General Instruction I.B.6. of Form S-3, please also revise the outside front cover of the prospectus to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior twelve calendar month period that ends on, and includes, the date of the prospectus.

Exhibit 5.1

2. We note that counsel's opinion in the fourth paragraph refers to the securities being sold under the registration statement. Please have counsel revise the opinion to specifically

identify the securities to which the opinion relates, or to define "securities" within the opinion so that it is clear which securities are covered under the opinion.

3. We note your opinion that the securities "are" duly authorized, legally and validly issued, fully paid and non-assessable. Please have counsel revise the opinion to state that <u>when issued</u>, the securities will be legally and validly issued, fully paid and non-assessable. Please refer to Section II.B.2.a of Staff Legal Bulletin No. 19, available at http://www.sec.gov/interps/legal/cfslb19.htm for further guidance.

4. Please have counsel provide an opinion for the warrants. Since the warrants are contractual obligations issued pursuant to agreements, counsel must opine that the warrants, when issued, will be a binding obligation under the law of the jurisdiction governing the warrants. Please refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

<u>Via E-mail</u>
cc: Keith A. Rosenbaum, Esq.